Exhibit 99.1

FOR IMMEDIATE RELEASE

Istana Partners to Invest Up to US$20 Million, Partnering NASDAQ-Listed BeLive Technology to Advance AI Adoption and Workforce Upskilling Across Singapore SMEs

Focused on AI deployment, workforce transition, and digital transformation, the partnership aims to strengthen SME competitiveness and resilience in an increasingly AI-driven economy.

Singapore, 26 February 2026 — Under the partnership, SMEs will be evaluated for private equity investment of up to US$20 million from Istana Partners. This is complemented by BeLive Technology’s expertise in AI transformation, workforce enhancement and e-commerce capabilities.

SMEs across Singapore are navigating the rapid advancement of AI technologies that are reshaping competitive dynamics, alongside rising rents, labour shortages, and shifting consumer behaviour. To address these challenges, Istana Partners and NASDAQ-listed BeLive Technology have formed a strategic partnership to help these businesses transition into the digital economy.

The partnership brings together capital, technology, and on-the-ground execution capabilities to support SMEs in redesigning their commercial models as they modernise operations, and build scalable, digital-enabled systems. BeLive Technology will provide AI and commerce enablement solutions, while Istana Partners will lead board-level strategy, drive change management, and work closely with management teams to execute transformation across day-to-day operations.

This alliance aligns with Singapore’s renewed AI agenda to build a more resilient and competitive economy, in line with the establishment of the National AI Council, National AI Strategy 2.0, and Budget 2026 initiatives supporting AI adoption and workforce upskilling across SMEs.

Istana Partners and BeLive Technology aim to build on this foundation by driving execution and seeing digital transformation efforts through from strategy to implementation, with a focus on delivering tangible results for SMEs.

“The traditional Singaporean SME model is under incredible pressure. AI-enabled businesses are scaling faster and operating leaner, while SMEs are struggling to keep pace. The real risk is not disruption, but inaction,” said Kenneth Tan, Chief Executive Officer and Co-Founder of BeLive Technology. “We want to connect with business owners who feel that pain. Our role is to help Singaporean SMEs close that gap by becoming AI-enabled organisations themselves: transforming operations, enhancing workforce productivity, and building scalable, content-driven e-commerce engines.”

“The rapid acceleration of artificial intelligence is fundamentally reshaping how businesses compete. Cost-cutting and financial leverage alone are no longer enough in today’s market,” said Bennett Lee, Chief Executive Officer and Founder of Istana Partners. “We believe the next generation of private equity lies in co-driving digital transformation alongside management and building resilient growth models that create durable competitive advantage in the digital age. This partnership brings together investment discipline and on-the-ground execution to help SMEs navigate AI and workforce transition.”

SMEs interested in exploring the initiative may contact Istana Partners or BeLive Technology for further information.

About BeLive Technology

BeLive Technology is a Singapore-based commerce and engagement technology specialist powering interactive digital experiences for enterprises and high-growth brands. Listed on the NASDAQ Capital Market, BeLive designs and deploys scalable solutions across live commerce, AI-powered video, gamified rewards ecosystems, and data intelligence, helping brands turn attention into measurable revenue and customer loyalty. BeLive helps brands reduce dependency on costly physical storefronts and limited-hour operations, using entertainment-first formats to drive sales and engagement across always-on digital ecosystems.

About Istana Partners

Istana Partners is a Singapore-founded private equity firm focused on majority-stake investments in Southeast Asia’s small to mid-market businesses. The firm invests with a long-term ownership orientation and partners with management teams to drive digital transformation and operational improvement. Its leadership brings over 80 years of combined experience across finance, global enterprise technology companies, and large-scale digital ecosystems. Istana Partners applies a disciplined, execution-led approach to value creation, with a focus on building scalable, resilient, and future-ready enterprises.

Media Contacts

BeLive Technology

Jia Ling Lim

Assistant Head of Marketing and Partnerships

Email: jialing.lim@belive.sg

Istana Partners

Xu Zhenbang

Analyst

Email: investments@istanapartners.com

Forward-Looking Statements — BeLive Technology

The following forward-looking statements disclosure is provided by BeLive Technology in accordance with U.S. securities regulations.

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “potential production,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.